April 10, 2006

VIA EDGAR AND FACSIMILE

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	SteelCloud, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended October 31, 2005 Form 10-Q for the Fiscal Quarter Ended January 31, 2006 File No. 0-24015

Dear Mr. Krikorian:

We are in receipt of your letter dated March 24, 2006 and hereby respond as follows (our responses have been numbered to coincide with your comments):

1.	With respect to the certifying officers’ conclusion of disclosure controls and procedures, we will revise our future filings to clarify that our disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed is accumulated and communicated to our management, including certifying officers, as appropriate to allow timely decisions regarding required disclosure.

2.	Given the nature and circumstances surrounding the restatement, we believe that it was appropriate to isolate the restatement and reflect the adjustment in one period as a discreet item in our disclosure of Quarterly Financial Information. The adjustment to restate our 2004 financial statements to treat certain warrants as a derivative instrument was non-cash, non-operating, resulting from the application of complex accounting rules. We believe that spreading this significant, non-operating adjustment over several interim periods would obscure the comparability of our year to year operating results and would potentially mislead the users of the financial statements. As such, the restatement adjustment was reflected in our quarterly financial data disclosure in the fourth quarter of fiscal 2004 and footnoted as such below the table. We note that this treatment has no effect on comparability of our current quarterly reporting which compares quarterly and year to date results of fiscal 2006 against fiscal 2005.

The complexities of the underlying registration rights agreement and the relevant accounting rules and interpretations thereof related to this accounting issue required us to consult with both our independent auditors as well as our legal counsel. Accordingly, we finalized our position on January 18, 2006 and determined that we were required to restate the previously issued financial statements on that date. We filed a Form 8-K, Item 2.02, on January 23, 2006 which was within the allotted time frame to comply with the SEC rules and regulations. We will file another Form 8-K reporting the restatement required under Item 4.02, with the appropriate cross-reference to the January 23, 2006 filing.

3.	In regards to the disclosure of our leasing arrangements, we considered SFAS 13, paragraph 23 which states disclosure is required when leasing, exclusive of leveraged leasing, is a significant part of the lessor’s business activities in terms of revenue, net income, or assets. Leasing is not a significant activity of our business as it constituted less than 2% of our fiscal 2005 net revenues. We believe that we have adequately disclosed our leasing activities taking into account the materiality of these activities.

Furthermore, the Company’s leases are with government customers which are contingent on annual appropriation and funding. As such, these leases are not long term and the disclosure pertaining to minimum rentals over the five succeeding fiscal years would not be required. We have disclosed the net book value of assets under operating leases in our filings.

4.	In regards to our maintenance revenue, we do not have continuing obligations under these maintenance contracts. In connection with such transactions, the customer is required to execute a license agreement which clearly states that the software manufacturer, not the reseller, provides the maintenance and warranty support for the customer. As such, we do not believe that the customer perceives that we are the primary obligor under such maintenance contracts. In fact, no customer has ever asserted a claim against us in connection with such transactions.

We believe that we are entitled to record revenue related to our resale of maintenance agreements as we provide these maintenance contracts in conjunction with a multitude of other products and services. These maintenance contracts are sold in the same manner as the products and services for which the customer is purchasing maintenance. We have considered EITF 99-19 in the reporting of gross revenue from these resale transactions. Although the Company is not the primary obligor in regards to the warranty, maintenance and support; the Company does satisfy all of the following which would necessitate gross revenue recognition:

•	The Company establishes the sales price with the customer (paragraph #9).

•	The Company provides consulting services and offers these services in conjunction with the products being sold (paragraph #10). The Company records these multiple arrangement transactions in accordance with EITF 00-21.

•	Once a relationship has been established, the Company may recommend or provide products from any one of a multitude of its partners (paragraph #11).

•	The Company consults with the customer to select the appropriate product and/or service for their needs (paragraph #12).

•	The Company has physical inventory risk for the resale products it ships to its customers (paragraph #13).

•	The Company incurs credit risk, for the full sales price, in these transactions. Our partnership agreements with these manufacturers offer us no right of return (paragraph #14).

Conversely, when evaluating the criteria for recognizing net revenue, the Company does not earn a fixed amount in these transactions (paragraph #16) and the supplier does not have the credit risk (paragraph #17). This further supports our position of recording these transactions at gross revenue.

5.	We will revise Exhibits 31.1 and 31.2 in future filings to include the exact language as stated in Item 601(b) (31) of Regulation S-K.

6.	We will revise Item 4 regarding Controls and Procedures in future filings to include:

•	Unqualified language for the conclusions reached by our certifying officers on the effectiveness of our disclosure controls and procedures.

•	State that our disclosure controls and procedures are also effective to provide reasonable assurance that information required to be disclosed in our reports submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

•	We will conclude on our disclosure controls and procedures as of the end of each fiscal quarter.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments please feel free to contact the undersigned at (703) 674-5530.

STEELCLOUD, INC. By: /s/ Kevin Murphy Name: Kevin Murphy Title: CFO